UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 20, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY,
IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE
RELEVANT LAWS OF SUCH JURISDICTION
Response to press speculation and no increase statement of the proposed Lonmin acquisition
Johannesburg, 20 May 2019. On 25 April 2019, Lonmin and Sibanye-Stillwater announced that they had reached agreement on the terms of an increased recommended all-share offer to be made by Sibanye-Stillwater for the entire issued and to be issued ordinary share capital of Lonmin (the “Increased Offer”). Under the terms of the Increased Offer, Lonmin
Shareholders will be entitled to receive for each Lonmin Share one New Sibanye-Stillwater
Share.
Earlier today Sibanye-Stillwater and Lonmin jointly announced that the Competition Appeal
Court of South Africa (the "CACSA") has dismissed the appeal by the Association of
Mineworkers and Construction Union ("AMCU") with costs, and has therefore upheld the
South African Competition Tribunal's decision of 21 November 2018, approving the Offer subject to certain specific conditions.
Sibanye-Stillwater notes the press speculation today regarding the terms of its Increased
Offer, and, as a result and in accordance with the UK Takeover Code, confirms that the
Increased Offer is final and will not be increased.

The Transaction remains subject to the satisfaction or (where applicable) waiver of the conditions set out in the announcement of the Transaction by Lonmin and Sibanye-
Stillwater on 14 December 2017 and in the scheme circular published by Lonmin on 25 April
2019 (the "Lonmin Scheme Circular"). Such conditions include, amongst others, the approvals of Lonmin and Sibanye-Stillwater shareholders and sanction by the courts of
England and Wales.
Sibanye-Stillwater reserves the right to set aside the no increase statement if a competitive situation arises under the circumstances prescribed by Note 3 under Rule 32.2 of the UK Takeover Code.
Defined terms used but not defined in this announcement have the meanings set out in the
Lonmin Scheme Circular.

For more information on the proposed acquisition of Lonmin by Sibanye-Stillwater, please refer to https://www.sibanyestillwater.com/investors/transactions/lonmin.
Ends.
Enquiries:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

UBS (Financial Adviser to Sibanye-
Stillwater)
London: Ian Hart
Sandip Dhillon
South Africa: Gary Hudson
+44 (0) 20 7568 8000

+27 11 322 7000
HSBC (Financial Adviser to Sibanye-
Stillwater)
Laurent Charbonnier
+44 (0) 20 7991 8096
Qinisele Resources (Corporate Adviser to
Sibanye-Stillwater)
+27 11 883 6358
Dennis Tucker
Andrew Brady
Important notices
UBS AG, London Branch is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority in the UK and UBS South Africa (Pty) Ltd is registered with the Financial Services Board in South Africa (collectively “UBS”). UBS is acting exclusively as financial adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of UBS nor for providing advice in relation to such matters.
HSBC, which is authorised by the Prudential Regulation Authority and regulated in the UK by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of HSBC nor for providing advice in connection with the Offer or any matter referred to herein.
Qinisele Resources is acting exclusively as corporate adviser to Sibanye-Stillwater and no one else in connection with the Offer and shall not be responsible to anyone other than
Sibanye-Stillwater for providing the protections afforded to clients of Qinisele Resources nor for providing advice in connection with the Offer or any matter referred to herein.
Further information
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities
(“Securities”), or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise, nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
The Securities referred to in this announcement have not been and will not be registered under the US Securities Act of 1933 (the “US Securities Act”) or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Securities may
not be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States absent registration under the US Securities Act or an exemption therefrom. The Securities are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section
3(a)(10) thereof.
This announcement does not constitute a prospectus or prospectus equivalent document.
This announcement has been prepared for the purpose of complying with English law and the
Takeover Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
Overseas shareholders
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws of any such jurisdiction.
The financial information included in this announcement has been prepared in accordance with accounting standards applicable in the United Kingdom and South Africa and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the
United States.
Unless otherwise determined by Sibanye-Stillwater or required by the Takeover Code, and permitted by applicable law and regulation, the Offer will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the offer by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the
Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.
The availability of the Offer to Lonmin Shareholders who are not resident in the United
Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.
The New Sibanye-Stillwater Shares may not be offered, sold or delivered, directly or indirectly, in, into or from any Restricted Jurisdiction or to, or for the account or benefit of, any Restricted Overseas Persons except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.
Disclosure requirements of the Takeover Code
Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an
Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule
8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities
Opening Position Disclosures and Dealing Disclosures must be made can be found in the
Disclosure Table on the Takeover Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.
Publication of this announcement
A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on Sibanye-Stillwater’s website on
https://www.sibanyestillwater.com/investors/transactions/lonmin and by no later than 12 noon (London time) on the business day following the date of this announcement. For the avoidance of doubt, neither the contents of these websites nor the contents of any website accessible from hyperlinks on these websites is incorporated into nor forms part of this announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 20, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer